Exhibit 6-D

EXCLUSIVE PURCHASE OPTION AGREEMENT

This EXCLUSIVE PURCHASE OPTION AGREEMENT (this “Agreement”) is entered into as of October 31, 2022 (the “Effective Date”) by and between Every Management, LLC, a Delaware limited liability company (“Option Buyer”) and the seller listed and described on the signature page hereto (“Option Seller”).

WHEREAS, Option Buyer desires to acquire and receive from Option Seller, and Option Seller desires to sell and grant to Option Buyer, the exclusive right and option for Option Buyer, or its designee or assignee (as applicable, “Buyer”), to acquire, on a future date, certain assets (the “Assets”) owned and controlled by Option Seller (“Seller”), which assets are described more fully in the attached Schedule A to this Agreement, subject to and as provided for in this Agreement.

AGREEMENT

NOW, THEREFORE, for and in consideration of $100 cash or other immediately available funds payable by Option Buyer to Option Seller upon execution of this Agreement, the mutual promises set forth herein, and other good and valuable consideration, the receipt, adequacy, and sufficiency of which is hereby acknowledged, the parties agree as follows:

1.            Option. For a period of three months following the Effective Date (the “Option Period”), Buyer shall have the exclusive right and option (the “Option”) to purchase and acquire (the “Acquisition”) from Seller some or all of the Assets (the “Purchased Assets”), subject to and in accordance with the terms and conditions set forth in this Agreement and any documents and agreements contemplated herein or deemed by Buyer to be reasonably necessary or appropriate to consummate the Acquisition, including without limitation a Bill of Sale in the form attached hereto as Exhibit A and the Consignment Agreement (hereinafter defined), if applicable (the “Acquisition Documents”). Buyer shall exercise the Option by providing written notice (the “Exercise Notice”) to Seller during the Option Period at the address set forth on the signature page below, specifying the Purchased Assets. During the Option Period, Seller shall not, and shall cause their affiliates, representatives, brokers, and agents to not, solicit, encourage, entertain, or consummate proposals from, enter into discussions, negotiations, commitments, or agreements with, or furnish any information to any third-party, and shall discontinue and terminate any pending or current discussions or negotiations with such third-parties, regarding any possible consignment, loan, financing, or sale of any of the Assets without the prior written consent of Buyer in its sole discretion.

2.            Inspection of the Assets. During the Option Period, Seller agrees to provide Buyer, and Buyer’s consultants, agents, and advisors, with reasonable access to the Assets and related books and records in order to inspect and perform due diligence as Buyer deems necessary or appropriate in its sole discretion, including concerning title or ownership history, condition, certification, and authentication. Seller shall provide written consent, as necessary, to permit Buyer to access third party records or information where such consent is necessary.

3.            Purchase Price. The purchase price (the “Purchase Price”) for each of the Assets is set forth on Schedule A, attached hereto.

4.            Closing of the Acquisition. Upon Buyer’s exercise of the Option, Seller will convey the Purchased Assets to Buyer and Buyer shall pay the Purchase price to Seller, and Buyer and Seller will sign and deliver to one another the Acquisition Documents, on the 30th day following the Effective Date or on such other date as Buyer and Seller shall agree upon in writing (the “Closing”). If elected by Seller and Buyer, Seller may retain possession of the Purchased Assets pursuant to, and provided Seller and Buyer have executed and delivered the Consignment Agreement (the “Consignment Agreement”) in the form attached hereto as Exhibit B.

5.            Seller’s Representations and Warranties. Seller represents and warrants that: (a) as of the date hereof and the date of the Closing, Option Seller is and will be the sole owner of the Assets and the Purchased Assets, free and clear of any liens or encumbrances or any contingent interests of any nature whatsoever, and there exist and will exist no pending or threatened suits, causes of action, claims, investigations or by any third party against or affecting the Assets or the Purchased Assets; (b) the Assets are authentic, not counterfeit, and properly titled, logged, or registered, if applicable; (c) Seller has all requisite powers and authority to own, possess, and convey the Assets to Buyer free and clear of encumbrances, (d) neither the Option, nor the Acquisition, violates or will violate any law, contract, agreement, regulation, or law; and (e) Seller has taken or will take all action necessary to convey the Purchased Assets to Buyer, including execution of all deeds, documents and instruments necessary to effect the Acquisition.

6.            Seller’s Covenants; Acknowledgement. Seller shall: (a) preserve and maintain the Assets in at least their current condition; (b) protect the Assets from and against loss, damage, destruction, and spoliation; (c) maintain insurance covering the Assets under the types of policies and at coverage limits and deductibles commercially appropriate and customary for the nature of the Assets, respectively; (d) not move the Assets from their current facility; (e) not permit any third-party to access or possess the Assets without Buyer’s prior written consent; (f) not encumber the Assets or permit the Assets to be encumbered with any debt, lien, or other third-party right or interest. Seller acknowledges those certain Curator Terms and Conditions published at https://help.investevery.com/curator-agreement, which are hereby incorporated herein, and agrees to abide by and be bound thereby among any other terms and conditions Buyer may implement from time to time.

7.            Indemnification. Seller is and will indemnify and defend Buyer from and against any damage, loss, cost, or expense threatened, imposed on or incurred by Buyer or the Assets that results from any claim by a third-party with respect to or concerning the Assets, as of or prior to the Closing, including without limitation claims concerning any tax, encumbrance or lien, ownership right, contractual obligation, or matter of authentication.

8.            Facilitation Fee. Upon Closing, Seller shall pay to Every Management, LLC a facilitation fee in the amount of $2,880 for its advice, coordination, and facilitation of the Acquisition.

9.            Assignment and Delegation. Seller shall not assign any of its rights under this Agreement, except with the prior written consent of Buyer, in its sole discretion. Seller shall not delegate any performance under this Agreement, except with the prior written consent of Buyer, in its sole discretion. Any purported assignment or delegation made in violation of this provision is void ab initio.

10.          Notices. Each party giving or making any notice, request, demand, or other communication required or permitted by this Agreement shall give that notice in writing by one of the following types of delivery: personal delivery, mail (registered or certified mail, postage prepaid, return-receipt requested), nationally recognized overnight courier (fees prepaid), or email. The initial address for notices shall be as set forth on the signature page below. The parties may change their notice address by giving notice to the other party in accordance with this Section. Notice shall be deemed received upon receipt if personally delivered to an authorized representative, five days after deposit in the US mail with written confirmation deposit, two days after deposit with a courier with written confirmation of deposit, or one day after delivery by email with electronic confirmation of sending.

11.          Liquidated Damages. If Seller breaches this Agreement, or if Buyer is unable to realize the Acquisition as a result of Seller’s action, inaction, or omission, including without limitation damage to or destruction of any of the Assets, or if Seller violates the exclusivity privileges granted to Buyer hereunder, then Seller shall immediately pay to Buyer liquidated damages in the amount of $2,880.

12.          Miscellaneous Terms. This Agreement represents the entire agreement of the parties, and may be amended only in writing signed by both parties. No amendment to this Agreement will be effective unless it is in writing and signed by each party hereto. The descriptive headings of the sections and subsections of this Agreement are for convenience only, and do not affect this Agreement’s construction or interpretation. The interpretation and enforcement of this Agreement shall be in accordance with the laws of the State of Texas, without regard to conflicts of laws principles thereof. Any disputes shall be resolved exclusively by litigation in the courts of Austin, Travis County, Texas, and the parties agree to the venue thereof and to accept service of process, and waive any right to bring any motion alleging inconvenient forum. EACH PARTY EXPRESSLY WAIVES ALL RIGHTS TO A JURY TRIAL. No waiver of a breach, failure of any condition, or any right or remedy contained in or granted by the provisions of this Agreement will be effective unless it is in writing and signed by the party waiving the breach, failure, right, or remedy. No waiver of any breach, failure, right, or remedy will be deemed a waiver of any other breach, failure, right, or remedy, whether or not similar, and no waiver will constitute a continuing waiver, unless the writing so specifies. If any one or more of the provisions contained in this Agreement is, for any reason, held to be invalid, illegal, or unenforceable in any respect, that invalidity, illegality, or unenforceability will not affect any other provisions of this Agreement, but this Agreement will be construed as if those invalid, illegal, or unenforceable provisions had never been contained in it, unless the deletion of those provisions would result in such a material change so as to cause completion of the transactions contemplated by this Agreement to be unreasonable. The parties may execute this Agreement in any number of counterparts, each of which is an original but all of which constitute one and the same instrument. This Agreement, any agreements ancillary to this Agreement, and related documents entered into in connection with this Agreement are signed when a party’s signature is delivered by facsimile, email, or other electronic medium. These signatures must be treated in all respects as having the same force and effect as original signatures.

[Signature Page Follows.]

IN WITNESS WHEREOF, the parties have executed and delivered this Exclusive Purchase Option Agreement on the date above first written.

OPTION SELLER:

If an individual:
Name:

If an entity:
	By:	/s/ Leighton Sheldon
Name:	Leighton Sheldon
Title:	President

Address:
Just Collect, Inc.
296 Millburn Ave, Ste 102
Millburn, NJ 07040

Email:	leighton@justcollect.com

OPTION BUYER:

/s/ Robert Stiles
By:	Every Management, LLC
Name:	Robert Stiles
Title:	CEO & Co-Founder

Every Management, LLC

106 East 6th Street, Suite 900-185

Austin, Texas 78701

Attn: Robert Stiles, CEO -

robert@investevery.com

Schedule A

ASSETS

Description of Asset: E90-1 shoeless Joe Jackson PSA 1

E90-1 singles were packaged with caramel and marketed to children. At 1-1/2" by 2-3/4" each, the E90-1 cards were manufactured with rounded corners and exhibit an artistic rendering of a photo on the front.

Purchase Price of Asset	$50,880
Cash Portion of the Purchase Price, net	$24,000
Seller maintains possession (if so, Consignment Agreement is required)	Yes